# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: HOLLEY INC., CIK 0001822928
CUSIP: 43538H103
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 2445 Nashville Road, Suite B1, Bowling Green, Kentucky (KY), 42101
Date of event which requires filing of this statement: 09/18/2025
Filed by CIK 0001251226
Persons authorized to receive notices and communications: Vincent E. Taurassi, Sentinel Capital Partners, One Vanderbilt Avenue, 53rd Floor, New York, New York (NY), 10017, (212) 688-3100

## Reporting persons
- David S. Lobel (CIK 0001251226): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 24,654,834; sole dispositive power 0; shared dispositive power 24,654,834; aggregate amount beneficially owned 24,654,834 (20.5% of the class)
  Comment: Percent of class in Row (13) represented by amount in Row (11) is based upon 120,499,661 shares of Common Stock issued and outstanding as of September 8, 2025 as reported by the Issuer in its Rule 424(b)(3) prospectus filed with the Securities and Exchange Commission on September 9, 2025.
- Holley Parent Holdings, LLC (CIK 0001871959): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 24,654,834; sole dispositive power 0; shared dispositive power 24,654,834; aggregate amount beneficially owned 24,654,834 (20.5% of the class)
  Comment: Percent of class in Row (13) represented by amount in Row (11) is based upon 120,499,661 shares of Common Stock issued and outstanding as of September 8, 2025 as reported by the Issuer in its Rule 424(b)(3) prospectus filed with the Securities and Exchange Commission on September 9, 2025.
- Sentinel Partners V, L.P. (CIK 0001871535): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 24,654,834; sole dispositive power 0; shared dispositive power 24,654,834; aggregate amount beneficially owned 24,654,834 (20.5% of the class)
  Comment: Percent of class in Row (13) represented by amount in Row (11) is based upon 120,499,661 shares of Common Stock issued and outstanding as of September 8, 2025 as reported by the Issuer in its Rule 424(b)(3) prospectus filed with the Securities and Exchange Commission on September 9, 2025.
- Sentinel Managing Company V, Inc. (CIK 0001871532): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 24,654,834; sole dispositive power 0; shared dispositive power 24,654,834; aggregate amount beneficially owned 24,654,834 (20.5% of the class)
  Comment: Percent of class in Row (13) represented by amount in Row (11) is based upon 120,499,661 shares of Common Stock issued and outstanding as of September 8, 2025 as reported by the Issuer in its Rule 424(b)(3) prospectus filed with the Securities and Exchange Commission on September 9, 2025.
- Sentinel Capital Partners V, L.P. (CIK 0001581247): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 24,654,834; sole dispositive power 0; shared dispositive power 24,654,834; aggregate amount beneficially owned 24,654,834 (20.5% of the class)
  Comment: Percent of class in Row (13) represented by amount in Row (11) is based upon 120,499,661 shares of Common Stock issued and outstanding as of September 8, 2025 as reported by the Issuer in its Rule 424(b)(3) prospectus filed with the Securities and Exchange Commission on September 9, 2025.
- Sentinel Capital Partners V-A, L.P. (CIK 0001581249): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 24,654,834; sole dispositive power 0; shared dispositive power 24,654,834; aggregate amount beneficially owned 24,654,834 (20.5% of the class)
  Comment: Percent of class in Row (13) represented by amount in Row (11) is based upon 120,499,661 shares of Common Stock issued and outstanding as of September 8, 2025 as reported by the Issuer in its Rule 424(b)(3) prospectus filed with the Securities and Exchange Commission on September 9, 2025.
- Sentinel Capital Investors V, L.P. (CIK 0001581250): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 24,654,834; sole dispositive power 0; shared dispositive power 24,654,834; aggregate amount beneficially owned 24,654,834 (20.5% of the class)
  Comment: Percent of class in Row (13) represented by amount in Row (11) is based upon 120,499,661 shares of Common Stock issued and outstanding as of September 8, 2025 as reported by the Issuer in its Rule 424(b)(3) prospectus filed with the Securities and Exchange Commission on September 9, 2025.
  
  Explanatory Note
  
  This Amendment No. 8 (this Amendment) amends and supplements the Schedule 13D filed on July 26, 2021 (as amended by Amendment No. 1 to the Schedule 13D (Amendment No. 1), filed on February 15, 2022, as amended by Amendment No. 2 to the Schedule 13D (Amendment No. 2), filed on March 24, 2022, as amended by Amendment No. 3 to the Schedule 13D (Amendment No. 3), filed on April 25, 2022, as amended by Amendment No. 4 to the Schedule 13D (Amendment No. 4), filed on August 17, 2023, as amended by Amendment No. 5 to the Schedule 13D (Amendment No. 5), filed on September 13, 2024, as amended by Amendment No. 6 to the Schedule 13D (Amendment No. 6), filed on December 18, 2024, and as amended by Amendment No. 7 to the Schedule 13D (Amendment No. 7), filed on September 12, 2025, this Schedule 13D) by the Reporting Persons relating to the Common Stock of the Issuer. Information reported in this Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in this Schedule 13D.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: HOLLEY INC.
Address of issuer's principal executive offices: 2445 Nashville Road, Suite B1, Bowling Green, Kentucky (KY), 42101

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of this Schedule 13D is hereby amended and supplemented to include the following:

On September 10, 2025, Holley Parent Holdings, LLC (the "Selling Stockholder") and the Issuer entered into an underwriting agreement (the "Underwriting Agreement") with J.P. Morgan Securities LLC and Jefferies LLC, as representatives of the several underwriters named therein (collectively, the "Underwriters"). Pursuant to the Underwriting Agreement, the Selling Stockholder granted an option to the Underwriters to sell an additional 2,100,000 shares of Common Stock held by the Selling Stockholder (the "Option"). On September 18, 2025, the Underwriters exercised the Option and the additional 2,100,000 shares were sold at the public offering price of $2.75 per share, less underwriting discounts and commissions of $0.12 per share. The additional sale of the shares of Common Stock pursuant to the Option closed on September 18, 2025. References to and descriptions of the Underwriting Agreement set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the Underwriting Agreement, which has been filed as Exhibit 7 in Amendment No. 7.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of this Schedule 13D is hereby amended and restated in its entirety as follows:

The information set forth in or incorporated by reference in Item 4 and on the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

As of the date hereof, the Reporting Persons each beneficially own 24,654,834 shares of Common Stock, representing approximately 20.5% of the outstanding shares of Common Stock. The percentage of the outstanding shares of Common Stock held by each Reporting Person is based on 120,499,661 shares of Common Stock issued and outstanding as of September 8, 2025 as reported by the Issuer in its Rule 424(b)(3) prospectus filed with the the Securities and Exchange Commission on September 9, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in Item (5)(a) of this Schedule 13D is incorporated by reference in its entirety into this Item 5(b).
Transactions in the class effected during the past sixty days: Except for the Transaction as reported herein, neither the Reporting Persons nor any of the individuals listed on Schedule I has effected any transactions in the Common Stock since the last filed amended Schedule 13D
Other persons with the right to receive dividends or sale proceeds: Except as otherwise described in this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the Common Stock beneficially owned by the Reporting Persons as described in this Item 5
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Signatures
- David S. Lobel: /s/ Vincent Taurassi, Attorney-in-Fact, For David S. Lobel (09/19/2025)
- Holley Parent Holdings, LLC: /s/ Vincent Taurassi, Vincent Taurassi, Attorney-in-Fact (09/19/2025)
- Sentinel Partners V, L.P.: By: Sentinel Managing Company V, Inc. its general partner, /s/ Vincent Taurassi, Vincent Taurassi, Attorney-in-Fact (09/19/2025)
- Sentinel Managing Company V, Inc.: /s/ Vincent Taurassi, Vincent Taurassi, Attorney-in-Fact (09/19/2025)
- Sentinel Capital Partners V, L.P.: By: Sentinel Partners V, L.P. its general partner, By: Sentinel Managing Company V, Inc. its general partner, /s/ Vincent Taurassi, Vincent Taurassi, Attorney-in-Fact (09/19/2025)
- Sentinel Capital Partners V-A, L.P.: By: Sentinel Partners V, L.P. its general partner, By: Sentinel Managing Company V, Inc. its general partner /s/ Vincent Taurassi, Vincent Taurassi, Attorney-in-Fact (09/19/2025)
- Sentinel Capital Investors V, L.P.: By: Sentinel Partners V, L.P. its general partner, By: Sentinel Managing Company V, Inc. its general partner /s/ Vincent Taurassi, Vincent Taurassi, Attorney-in-Fact (09/19/2025)